UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ASML Holding N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

5949368

(CUSIP Number)

August 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5949368

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation, 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 62,977,877*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 62,977,877*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,977,877
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 13.3%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below
**	Based upon information provided by the Issuer, reflecting 409,416,443 ordinary shares outstanding as of August 10, 2012, which number does not include (i) 10,436,071 ordinary shares held by the Issuer as treasury shares, and (ii) the ordinary shares reported herein as being beneficially owned by the Reported Person.

Item 1.

	(a)	Name of Issuer ASML Holding N.V.

	(b)	Address of Issuer’s Principal Executive Offices De Run 6501 5504 DR, Veldhoven The Netherlands

Item 2.

	(a)	Name of Person(s) Filing Intel Corporation

	(b)	Address of Principal Business Office or, if none, Residence 2200 Mission College Boulevard Santa Clara, California 95054-1549

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Ordinary Shares

	(e)	CUSIP Number 5949368

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
Intel Corporation	0	62,977,877*	62,977,877	13.3%

*	As of the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, on August 27, 2012, the Reporting Person is deemed to be the beneficial owner of Depositary Receipts representing 41,985,250 ordinary shares of the Issuer to be acquired by Intel Holdings B.V. (LE391), a wholly-owned subsidiary of the Reporting Person (“Intel Holdings B.V.”), and deposited with Stichting Administratiekantoor MAKTSJAB, a foundation incorporated in The Netherlands (the “Stichting”), pursuant to an Investment Agreement between the Reporting Person and the Issuer. Also includes Depositary Receipts representing 20,992,627 ordinary shares of the Issuer to be acquired by Intel Holdings B.V. and deposited with the Stichting, subject to approval of the Issuer’s shareholders, pursuant to the Investment Agreement between the Reporting Person and the Issuer.

**	Based upon information provided by the Issuer, reflecting 409,416,443 ordinary shares outstanding as of August 10, 2012, which number does not include (i) 10,436,071 ordinary shares held by the Issuer as treasury shares, and (ii) the ordinary shares reported herein as being beneficially owned by the Reported Person.

The Reporting Person does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to own beneficially the Depositary Receipts representing ordinary shares of the Issuer to be acquired by Intel Holdings B.V. and held by the Stichting. In connection with the issuance of the ordinary shares, the Issuer, Intel Holdings B.V. and the Stichting will enter into a Shareholder Agreement that will govern certain matters relating to the Issuer’s ordinary shares, including the power to vote and dispose of the shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 6, 2012

INTEL CORPORATION

By:	/s/ Cary I. Klafter
Name:	Cary I. Klafter
Title:	Vice President, Legal and Corporate Affairs,
and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of November, 2009.

INTEL CORPORATION

By:	/s/ A. Douglas Melamed
A. Douglas Melamed
Senior Vice President, General Counsel